NORWEST FINANCIAL, INC.

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                  Exhibit (12)

                         Three
                         Months
                         Ended
                       March 31,
                         1994                       Years Ended December 31,

                                                     (Thousands of Dollars)

                                       1993       1992       1991       1990       1989
Net earnings           $ 52,148      $203,297   $164,204   $130,880   $115,366   $ 98,882

Add:

  Fixed charges:

  Interest including
  amortization of
  debt expense           60,419       242,440    236,337    255,075    242,151    249,764

  One-third of
  rentals*                2,292        10,146      8,207      7,209      6,583      6,038

  Total fixed
  charges                62,711       252,586    244,544    262,284    248,734    255,802

  Provision for
  income taxes           28,109       104,228     84,334     63,985     58,119     44,062

Total net earnings,
  fixed charges and
  income taxes -
  "Earnings"           $142,968      $560,111   $493,082   $457,149   $422,219   $398,746

Ratio of earnings
  to fixed charges         2.28          2.22       2.02       1.74       1.70       1.56
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*One-third of rentals is deemed representative of the interest factor.